Exhibit 12.1

Floor and Decor Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Thirteen Weeks Ended	Fiscal Year Ended
(in thousands, except ratio data)	3/29/2018	12/28/2017	12/29/2016	12/31/2015	12/25/2014	12/26/2013
Earnings before income taxes	$34,722	$98,552	$54,513	$43,006	$24,732	$17,940
Fixed Charges	8,288	29,758	22,055	15,740	14,758	9,745
Capitalized Interest	—	—	—	—	—	—
Adjusted earnings	$43,010	$128,310	$76,568	$58,746	$39,490	$27,685

Fixed Charges:
Interest expense	1,784	13,777	12,803	9,386	8,949	7,684
Rental expense	6,504	15,981	9,252	6,354	5,809	2,061
Fixed Charges	$8,288	$29,758	$22,055	$15,740	$14,758	$9,745

Ratio of earnings to fixed charges	5.2	4.3	3.5	3.7	2.7	2.8